DELOITTE & TOUCHE LLP (LOGO)



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INDEPENDENT ACCOUNTANTS' REPORT ON
COMPLIANCE WITH UNIFORM SINGLE ATTESTATION
PROGRAM FOR MORTGAGE BANKERS

Audit Committee of the Board of Directors
Washington Mutual. Inc.
Seattle, Washington

We have examined management's assertion about Washington Mutual. Inc.'s (the Company) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) as of and for the year ended December 31. 1997, included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Washington Mutual, Inc complied with the aforementioned minimum servicing standards as of and for the year ended December 3l,1997, is fairly stated, in all material respects.


/s/ Deloitte & Touche LLP
February 20. 1998


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